Exhibit (a)(5)(iv)

Hello, everyone

If you’re on call, you must have gotten my note yesterday

Obviously we are all very happy that we have reached an agreement with ValueAct Capital

Think it’s very fair deal for both sides

You’ve seen the Morgan’s Minutes I’ll send in a few minutes, but let’s review the primary terms of this agreement:

•	The proxy battle is over: ValueAct Capital is withdrawing its nominees, terminating its proxy solicitation and will vote its shares in favor of the Acxiom slate of board nominees: Ann Die Hasselmo, William J. Henderson, Michael J. Durham and me.

•	ValueAct Capital managing partner Jeffrey Ubben has been appointed to the Acxiom board of directors for a two-year term. Ubben will become a member of the board’s governance committee and the newly created finance committee.

•	A second, mutually agreed upon candidate for the Acxiom board will be identified and nominated for a two-year term, increasing the size of the Company’s board of directors to 11. Ubben and the second candidate will be eligible for election to three-year terms in 2008.

•	There are a few other important terms:

o	ValueAct has also agreed not to seek additional Acxiom board seats in 2007

o	They will not sell any of their Acxiom shares for one year without consent of our board’s executive committee

o	And they have agreed not to purchase any more Acxiom shares for two years without the consent of the executive committee.

This is an outstanding resolution for both sides. Yes, we’re very happy this is behind us. But know we wouldn’t have agreed to a bad deal.

Key here is that we now are on the same page with ValueAct

They have looked closely at our business and they agree that we are moving in the right direction. We have a good plan, and they have endorsed it

We now are comfortable that ValueAct has Acxiom’s best interests at heart

Jeff Ubben and I have spent a lot of time talking – in person in Little Rock last Thursday and by telephone since

There’s a real trust and spirit of cooperation here, folks.

And I am convinced Jeff will be a valuable member of the Acxiom board

Remember, as our largest shareholder, ValueAct has every incentive to do what they can to help us improve. To say they have a vested interest is an understatement.

And now that they’re on board with our plan and our team, I expect their contribution to be very positive.

You’ve also seen that we announced a self-tender offer – a “Dutch auction” in which we’ll spend $300 million to repurchase Acxiom shares in a range of $25 to $27.

We think this is a good use of capital and are confident enough in the future of Acxiom to offer a premium to shareholders who want to sell their shares.

One important thing to know about a Dutch auction: All communications we do that in any way reference this tender offer have to be filed with the U.S. Securities and Exchange Commission.

So we want to minimize the number of those communications. If you get questions about this self tender offer, please refer people to the SEC website that is linked from Morgan’s Minutes. It has plenty of information, including an FAQ, and referring people there reduces our risk in communicating about it.

OK, everyone, that’s it.

I wanted to make sure you heard this news from me, and I wanted to make sure you were prepared before I send Morgan’s Minutes to our associates

Thanks again for your support and great results you’re delivering.

We have any questions or comments?

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